October 29, 2009



Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange
Commission Division of Corporation Finance
Washington, D.C.  20549

Re: SEC Letter Dated July 16, 2009 Regarding the Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 31, 2009 by Conseco, Inc.
      (File No. 001-31792)

Mr. Rosenberg:

As discussed on our recent telephone call, Conseco, Inc. currently plans to provide responses to your October 1, 2009 telephonic follow-up questions to our response letter dated August 7, 2009, on or about November 9, 2009. If further explanation is required, do not hesitate to call me at 317-817-6144.

Best regards,

/s/ John R. Kline
-----------------

John R. Kline
Senior Vice President and
     Chief Accounting Officer